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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 26 Commercial and 26 Executive Jets in 2Q16

São José dos Campos, Brazil - July 11, 2016 – During the second quarter of 2016 (2Q16), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 26 jets to the commercial aviation market and the same number to the business aviation market, of which 23 were light jets and 3 were large jets. On June 30, Embraer’s firm order backlog totaled USD 21.9 billion.

See the details below:

Deliveries by Segment	2Q16	2016

Commercial Aviation	26	47
EMBRAER 175 (E175)	21	40
EMBRAER 190 (E190)	4	4
EMBRAER 195 (E195)	1	3

Executive Aviation	26*	49
Light jets	23	35
Large jets	3	14

TOTAL	52	96
* 8 Phenom 100E, 15 Phenom 300, 3 Legacy 500

The 2Q16 main highlight was the first flight of the E190-E2, the first model of the second generation of the E-Jets family of commercial jets. The flight occurred on May 23, just three months after the E190-E2 made its public debut at a rollout ceremony at the factory in late February, and before the date originally scheduled.

Also during the quarter, Embraer and Horizon Air signed a firm order for 30 E175 jets, with options for another 33 aircraft of the same model. The value of the contract is USD 2.8 billion, based on current list prices, if all the options are exercised.

Other highlights included the debut of the E190 jet in Japan with J-AIR, a subsidiary of leading carrier Japan Airlines, bringing the number of E-Jets operating across Japan to 28, and the E-Jets debut in Portugal, with TAP, under the TAP Express brand.

In business aviation, the main highlight was the deal with Across, Mexico’s premium business aviation services provider, which signed a firm order for 23 business jets. The contract comprises the purchase of eight Legacy 500, eight Phenom 300 and seven Phenom 100E jets, with an estimated value of over USD 260 million at current list prices.

	Backlog - Commercial Aviation (June 30, 2016)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	193	7	190	3
E175	525	296	371	154
E190	587	76	527	60
E195	166	3	150	16
175-E2	100	100	0	100
190-E2	77	85	0	77
195-E2	90	80	0	90
Total	1.738	647	1.238	500
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @EmbraerSA

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193	190	3
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	20	17	3
LOT Polish (Poland)	6	6	-
NAC / Jetscape (USA)	1	1	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	525	371	154
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	60	36	24
CIT (USA)	4	4	-
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	-	33
KLM (Netherlands)	17	2	15
LOT Polish (Poland)	12	12	-
Mesa (USA)	8	7	1
NAC / Aldus (Ireland)	-	-	-
NAC / Jetscape (USA)	4	4	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	141	117	24
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	40	35	5
Skywest (USA)	99	56	43
Suzuyo (Japan)	8	8	-
Undisclosed	5	-	5

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	587	527	60
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	6	4	2
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
Conviasa (Venezuela)	16	16	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	7	3	4
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	10	2	8
JetBlue (USA)	88	64	24
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	24	24	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	24	4	20
NAC / Jetscape (USA)	9	8	1
NAS Air (Saudi Arabia)	3	3	-
NIKI (Áustria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	166	150	16
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	2	2	-
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	4	16
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	77	-	77
Air Costa (India)	25	-	25
Aircastle (USA)	15	-	15
Aercap (Ireland)	25	-	25
ICBC (China)	10	-	10
Hainan (China)	2	-	2

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	90	-	90
Air Costa (India)	25	-	25
Aircastle (USA)	10	-	10
Aercap (Ireland)	25	-	25
Azul (Brazil)	30	-	30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer